UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November, 2002

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


LETTER TO RNS

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 88,115,107 shares, now represents 10.99% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules below.

LETTER FROM PEARSON PLC


As of 5 November 2002

Pearson plc
                                                       Number of     Percent of
                                                          Shares    Outstanding

The Capital Group Companies, Inc. ("CG") holdings     88,115,107         11.00%

Holdings by CG Management Companies and Funds:

- Capital Guardian Trust Company                   56,239,953.00          7.02%

- Capital International Limited                    11,767,424.00          1.47%

- Capital International S.A.                        4,088,867.00          0.51%

- Capital International, Inc.                       8,401,591.00          1.05%

- Capital Research and Management Company           7,617,272.00          0.95%



                                     Schedule A



                        Schedule of holdings in Pearson plc
                               As of 5 November 2002

                         Capital Guardian Trust Company

Registered Name                                                    Local Shares

State Street Nominees Limited                                         8,216,207

Bank of New York Nominees                                             1,465,633

Chase Nominees Limited                                               22,684,896

BT Globenet Nominees Ltd.                                               624,335

Midland Bank plc                                                     11,062,300

Deutsche Bank Mannheim                                                    2,300

Bankers Trust                                                         2,456,000

Barclays Bank                                                         1,187,000

Citibank London                                                         933,986

Nortrust Nominees                                                     6,438,992

Royal Bank of Scotland                                                   23,700

MSS Nominees Limited                                                    109,000

State Street Bank & Trust Co.                                            58,100

RBSTB Nominees Ltd.                                                       3,100

Citibank NA                                                              40,400

Deutsche Bank AG                                                          5,100

HSBC Bank plc                                                            17,100

ROY Nominees Limited                                                    104,800

Mellon Nominees (UK) Limited                                            807,004

                                                        TOTAL        56,239,953


                                    Schedule B




                          Capital International Limited

Registered Name                                                    Local Shares

State Street Nominees Limited                                           334,662

Bank of New York Nominees                                             3,157,922

Northern Trust                                                          136,400

Chase Nominees Limited                                                2,478,091

Midland Bank plc                                                         82,100

Bankers Trust                                                         1,484,858

Barclays Bank                                                            87,100

Citibank London                                                           8,000

Morgan Guaranty                                                         242,559

Nortrust Nominees                                                     1,815,855

Royal Bank of Scotland                                                    8,100

MSS Nominees Limited                                                     45,600

State Street Bank & Trust Co.                                           236,500

Lloyds Bank                                                              31,500

Citibank NA                                                              23,500

Deutsche Bank AG                                                        632,836

HSBC Bank plc                                                           595,800

Mellon Bank N.A.                                                        103,116

KAS UK                                                                   27,525

Bank One London                                                         161,300

Clydesdale Bank plc                                                      74,100

                                                TOTAL                11,767,424



                                     Schedule B



                              Capital International S.A.

Registered Name                                                    Local Shares

State Street Nominees Limited                                           10,636

Bank of New York Nominees                                               91,727

Chase Nominees Limited                                               1,267,699

Credit Suisse London Branch                                             20,000

Midland Bank plc                                                       446,400

Barclays Bank                                                          345,818

Citibank London                                                         27,000

Brown Bros.                                                             50,400

Nortrust Nominees                                                       11,300

Morgan Stanley                                                          12,900

Royal Bank of Scotland                                                 886,518

MSS Nominees Limited                                                    17,800

J.P. Morgan                                                            297,800

State Street Bank & Trust Co.                                           27,000

National Westminster Bank                                               76,600

Lloyds Bank                                                             82,800

Vidacos Nominees Ltd.                                                   44,090

RBSTB Nominees Ltd.                                                     15,027

Citibank NA                                                             12,000

Deutsche Bank AG                                                       172,352

HSBC Bank plc                                                          173,000

                                                      TOTAL          4,088,867

                                  Schedule B




                                Capital International, Inc.

Registered Name                                                   Local Shares

State Street Nominees Limited                                        2,743,683

Bank of New York Nominees                                              839,890

Chase Nominees Limited                                               2,502,240

Midland Bank plc                                                       147,600

Deutsche Bank Mannheim                                                  11,600

Bankers Trust                                                            8,800

Citibank London                                                         93,500

Nortrust Nominees                                                      713,498

Royal Bank of Scotland                                                 135,200

State Street Bank & Trust Co.                                          794,996

Citibank                                                                33,700

RBSTB Nominees Ltd.                                                     23,900

Citibank NA                                                            217,957

Deutsche Bank AG                                                        93,000

Chase Manhattan Nominee Ltd.                                            15,227

HSBC Bank plc                                                           26,800

                                                  TOTAL              8,401,591


                                      Schedule B



                      Capital Research and Management Company

Registered Name                                                   Local Shares

State Street Nominees Limited                                          500,000

Chase Nominees Limited                                               7,117,272


                                                  TOTAL              7,617,272

                                     Schedule B



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 7 November, 2002

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary